                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                                                 Commission File Number: 1-11873


                           NOTIFICATION OF LATE FILING

 (Check One): /X/ Form 10-K and Form 10-KSB  / / Form 20-F  / / Form 11-K
/ / Form 10-Q and Form 10-QSB  / / Form N-SAR
         For Period Ended:
/ / Transition Report on Form 10-K           / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F           / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

         For Transition Period Ended:

                READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant:  K2 Digital, Inc.


Address of principal executive office (Street and Number): 30 Broad Street, 15th Floor
City, state and zip code:  New York, New York 10004

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
/X/ thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant is seeking the extension due to the fact that the Registrant, which has effectively ceased operations, has limited resources with which to prepare and file the report.

         As described in the Current Report on Form 8-K filed by the Registrant with the Commission on January 17, 2002, the Registrant has entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among First Step Distribution Network, Inc., a California corporation ("First Step") and its shareholders and First Step Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant. As a condition to the merger, the Registrant is required to implement a 3 for 1 reverse split (the "Reverse Stock Split") of its common stock. The implementation of the Reverse Stock Split is subject to the approval of the shareholders of the Registrant.

         The anticipated closing date for the merger has been postponed due to delays in First Step's ability to secure the financing for the transaction that is required pursuant to the terms and conditions of the Merger Agreement, as well as delays in the preparation and finalization of the requisite financial and other information about First Step that will be included in the Registrant's proxy statement being prepared in connection with the solicitation of shareholder approval for the Reverse Stock Split. The Registrant has been informed by representatives of First Step that First Step has made significant progress in securing the necessary financing and financial statements and that First Step expects to be able to consummate the merger during the second quarter of 2002, subject to the requisite shareholder approval, as described in the Form 8-K.

         The Registrant anticipates entering into an agreement with First Step pursuant to which First Step will agree to assume the Registrant's costs associated with the preparation and filing of the Registrant's annual report on Form 10-KSB for the fiscal year ended December 31, 2001. Having thus a reasonable expectation of securing sufficient resources with which to prepare and file the Form 10-KSB, the Registrant requires the extension in order to have sufficient time to finalize the filing.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: David Warburg, Esq., (212) 895-2240.

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 /X/ YES  / / NO

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ YES  / / NO

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         As noted above, the Registrant has effectively ceased operations. As previously reported by the Registrant in its quarterly report on Form 10-QSB for the quarter ended September 30, 2001, the Registrant, in August 2001, sold the fixed and intangible assets essential to its business operations and entered into a purchase agreement containing provisions restricting the Registrant's ability to continue to engage in the business engaged in by the Registrant prior to the transaction. Accordingly, the Registrant's remaining operations for the fiscal year ended December 31, 2001 were primarily limited to negotiating and documenting the transaction described in the Merger Agreement. As described above, on January 17, 2002, the Registrant entered into the Merger Agreement. The results of operations of the Registrant reported in the Registrant's annual report on Form 10-KSB will reflect that the Registrant has ceased operations.


                                K2 Digital, Inc.
                  (Name of Registrant as specified in charter)

  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date: April 1, 2002                      By:   /s/ Gary W. Brown
                                               -------------------------------
                                                 Name: Gary W. Brown
                                                 Title: Chief Operating Officer